This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 19, 2010, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
and
All Outstanding Shares of
Series A Convertible Preferred Stock
of
Global Med Technologies, Inc.
at
$1.22 Net Per Share of Common Stock
and
$1,694.44 Net Per Share of
Series A Convertible Preferred Stock
by
Atlas Acquisition Corp.,
a wholly-owned subsidiary of
Haemonetics Corporation
Atlas Acquisition Corp., a Colorado corporation (“Purchaser”) and wholly-owned subsidiary of Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), is offering to purchase all of the outstanding shares of Common Stock, $0.01 par value per share (the “Common Shares”), and shares of Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”), of Global Med Technologies, Inc., a Colorado corporation (“Global Med”), at a price of $1.22 per share, net to the seller in cash (the “Common Stock Offer Price”), for each outstanding Common Share and $1,694.44 per share, net to the seller in cash (the “Preferred Stock Offer Price”), for each outstanding Preferred Share, in each case less any applicable withholding taxes (such prices, or any higher prices per share as may be paid pursuant to the Offer, are referred to as the “Common Stock Offer Price” and the “Preferred Stock Offer Price,” respectively), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2010 (which, together with any supplements or amendments thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal for the Common Shares and the Letter of Transmittal for the Preferred Shares (which, together with any supplements or amendments thereto and the Offer to Purchase, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
BOSTON, MASSACHUSETTS TIME, ON MARCH 18, 2010 UNLESS THE OFFER IS EXTENDED.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (1) that number of Common Shares which represents a majority of the outstanding Common Shares on a fully diluted basis (which means the sum of the following: (i) the total number of outstanding Common Shares; (ii) the number of Common Shares issuable upon the conversion of all outstanding Preferred Shares (excluding Preferred Shares owned by Haemonetics, Purchaser or any other controlled subsidiary of Haemonetics or validly tendered in the Offer and not withdrawn); and (iii) the number of Common Shares issuable upon the exercise or conversion of all outstanding options and warrants, and other outstanding obligations of Global Med) and (2) a majority of the outstanding Preferred Shares. The Offer is also subject to the satisfaction of certain other conditions set forth in Section 14 — “Certain Conditions of the Offer” of the Offer to Purchase.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 31, 2010 (the “Merger Agreement”), by and among Haemonetics, Purchaser and Global Med, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Global Med, with the surviving entity, Global Med, becoming a wholly-owned subsidiary of Haemonetics (the “Merger”). At the effective time of the Merger, each outstanding Common Share (other than Common Shares owned by Purchaser, Haemonetics, any controlled subsidiary of Haemonetics or Global Med or by stockholders, if any, who are entitled to and properly exercise dissenters’ rights under Colorado law) will be converted into the right to receive the Common Stock Offer Price in cash, without interest thereon. Each outstanding Preferred Share (other than Preferred Shares owned by Purchaser, Haemonetics, any wholly-owned subsidiary of Haemonetics or Global Med or by stockholders, if any, who are entitled to and properly exercise dissenters’ rights under Colorado law) will be converted into the right to receive the Preferred Stock Offer Price in cash, without interest thereon.
The board of directors of Global Med (including all of the members of the special committee of the board of directors) has: (i) determined that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of Global Med stockholders; (ii) approved the Offer and the Merger in accordance with Colorado law; (iii) adopted the Merger Agreement; and (iv) recommended that the stockholders of Global Med accept the Offer and tender their Shares.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A., who will be acting as the depositary for the Offer (the “Depositary”), of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees; (ii) in the case of a transfer effected pursuant to the book entry transfer procedures described in Section 2 — “Procedures for Tendering Shares” of the Offer to Purchase, a book entry confirmation and either a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an agent’s message, as described in Section 2 — “Procedures for Tendering Shares” of the Offer to Purchase; and (iii) any other documents required by the Letter of Transmittal. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.
Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn in accordance with the procedures set forth in the Offer to Purchase at any time prior to the Expiration Date and, unless previously accepted and paid for pursuant to the Offer, at any time after April 20, 2010. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book entry transfer procedures described in Section 2 — “Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in Section 2 — “Procedures for Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date. Purchaser will determine in its sole discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal, which determination will be final and binding.
The term “Expiration Date” means 12:00 midnight, Boston, Massachusetts time, on March 18, 2010, unless and until Purchaser has extended the period of time during which the Offer is open in accordance with the terms of the Merger Agreement or as may be required by law or the interpretations or positions of the SEC, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, may expire. If on the then scheduled Expiration Date of the Offer, any condition to the Offer has not been satisfied or waived, Purchaser may extend the Offer from time to time through June 30, 2010. Further, Purchaser is required to extend the Offer under the terms of the Merger Agreement in certain circumstances described in Section 1 — “Terms of the Offer” of the Offer to Purchase, including as may be required by applicable rules and regulations of the SEC. Such extension of the Offer will be effected by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the Expiration Date.
If, at the Expiration Date of the Offer, all of the conditions to the Offer have been satisfied or waived, Purchaser may elect to provide a “subsequent offering period” of at least three business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934. A subsequent offering period is an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender, but not withdraw, Shares and receive the same per share amount paid in the Offer.
The receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. Generally, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer. A summary of the material U.S. federal income tax consequences of the Offer is included in Section 5 — “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase. Holders of Shares are urged to consult their own tax advisors as to the particular tax consequences of the Offer to them.
Global Med has provided Purchaser with Global Med’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal (and other materials related to the Offer) will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, is contained in the Offer to Purchase and is incorporated herein by reference.
The Offer to Purchase and related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.
Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent, as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at Purchaser’s expense. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares (other than the Information Agent and Depositary as described in the Offer to Purchase).
The Information Agent for the Offer is:
D. F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 549-6697
February 19, 2010